©2012 Integrated Device Technology, Inc.

+
Strategic Rationale
•
Highly complementary
products, technologies and
customers
•
Platform for growth in system-
level connectivity solutions for
the data center
•
Expands customer base
globally
•
Outstanding technical talent
and systems expertise
Financial Rationale
•
Scale and expanded market
presence
•
Accelerates timing to IDT
target operating model
•
Projected > $100M of revenue
and comparable gross margins
Filed by Integrated Device Technology, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Commission File No. 333-181571
Subject Company: PLX Technology, Inc.
Commission File No. 000-25699

©2012 Integrated Device Technology, Inc.

Solid-State Drives Driving Growth In PCIe
IDT will have Complete Solution
• PCIe fabric to connect to array of PCIe SSDs, with redundant uplinks to hosts
• Switch and flash controller use common PCIe Gen3 PHY to enable superior performance and features, e.g. hot-plug capability
x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2
x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2 x2
…
OEM-Specific Storage System Front End
PCIe Switch PCIe Switch
PCIe
SSD0
PCIe
SSD1
PCIe
SSD2
PCIe
SSD3
PCIe
SSD4
PCIe
SSD5
PCIe
SSD6
PCIe
SSD7
PCIe
SSD8
PCIe
SSD9
PCIe
SSD
SSD Expansion
NT
NT
NT
NT
Root
Complex
Root
Complex
…

©2012 Integrated Device Technology, Inc.

Projected Synergies Savings Illustration*
•
Anticipated > $36M in synergies turns $10M/year loss into >$26M operating profit
•
COGS: Test and assembly consolidation, volume pricing at subcons
•
R&D: Approximately $17M Teranetics
•
SG&A: Pubic company costs, duplicated functions
* Synergy savings per IDT estimates. PLX amounts per PLX reported non-GAAP financials.
** Gross margin, operating expenses and operating margin are Non-GAAP. See IDT’s year end fiscal 2012 earnings press release dated April 30, 2012 for reconciliation of Non-GAAP results to the most directly comparable GAAP financial measures

©2012 Integrated Device Technology, Inc.

PLX Acquisition Highlights
•
Go-Shop period ended 5/31
–
No superior proposal submitted
•
Requires tender in the exchange offer by PLX
stockholders of a majority of outstanding shares
(when fully diluted)
•
Customary closing conditions, including
US regulators approval

©2012 Integrated Device Technology, Inc.

FORWARD LOOKING STATEMENTS — Investors are cautioned that forward-looking statements in this presentation, including but not limited to statements regarding demand for IDT products, anticipated trends in IDT sales, expenses and profits and IDT's expectations for the proposed acquisition of PLX Technology, involve a number of risks and uncertainties that could cause actual results to differ materially from current expectations. Risks include, but are not limited to, global business and economic conditions, fluctuations in product demand, manufacturing capacity and costs, inventory management, competition, pricing, patent and other intellectual property rights of third parties, timely development and introduction of new products and manufacturing processes, dependence on one or more customers for a significant portion of sales, successful integration of acquired businesses and technology, availability of capital, cash flow, the completion of the proposed acquisition of PLX Technology the timing of the exchange offer and the subsequent merger with PLX Technology, uncertainties as to how many of PLX Technology's stockholders will tender their shares of common stock in the exchange offer, the risk that competing offers or acquisition proposals will be made, the risk that the exchange offer and the subsequent merger will not close because of a failure to satisfy one or more of the offer closing conditions (including regulatory approvals)
and other risk factors detailed in IDT’s SEC filings. IDT urges investors to review in detail the risks and uncertainties in IDT’s
SEC filings, including but not limited to the Annual Report on Form 10-K for the fiscal year ended April 1, 2012. All forward-
looking statements are made as of the date of this release and IDT disclaims any duty to update such statements.
ADDITIONAL INFORMATION — This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any offer with respect to the acquisition of PLX Technology will only be made through the prospectus, which is part of the registration statement on Form S-4, which contains an offer to purchase, form of letter of transmittal and other documents relating to the exchange offer, as well as the Tender Offer Statement on Schedule TO, (collectively, and as amended and supplemented from time to time, the “Exchange Offer Materials”), each initially filed with the U.S. Securities and Exchange Commission (the “SEC”) by IDT on May 22, 2012. The registration statement has not yet become effective. In addition, PLX Technology filed with the SEC on May 22, 2012 a solicitation/recommendation statement on Schedule 14D-9
(as amended and supplemented from time to time, the “Schedule 14D-9”) with respect to the exchange offer. Investors and security holders are urged to carefully read these documents and the other documents relating to the transactions because these documents contain important information relating to the exchange offer and related transactions. Investors and security holders may obtain a free copy of these documents, as filed with the SEC, and other annual, quarterly and special reports and other information filed with the SEC by IDT or PLX Technology, at the SEC’s website at www.sec.gov. In addition, such materials will be available from IDT or PLX Technology, or by calling Innisfree M&A Incorporated, the information agent for the exchange offer, toll-free at (877) 456-3463 (banks and brokers may call collect at (212) 750-5833).